Exhibit 99.1

Claude Resources Inc. Reports 2012 First Quarter Results

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, May 14, 2012 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported its first quarter financial and operating results.

Highlights

•	Cash flow from operations(1) before net changes in non-cash operating working capital of $2.6 million, or $0.02 per share, for the three months ended March 31, 2012, down 28 percent from $3.6 million, or $0.03 per share, for the comparable period in 2011.
•	Gold sales during the first quarter of 2012 of 9,547 ounces at an average realized price of $1,681 (U.S. $1,679) for revenue of $16.1 million, up 21 percent from first quarter 2011 revenue of $13.3 million. Total Canadian dollar cash cost per ounce of gold(1) for the first quarter of 2012 increased 34 percent to CDN $1,236 (U.S. $1,234) per ounce from CDN $924 (U.S. $937) during the first quarter of 2011. This was in line with Management's forecast for the first quarter.
•	Net loss of $0.5 million, or $0.00 per share, for the three months ended March 31, 2012 (March 31, 2011 - net profit of $1.8 million, or $0.01 per share).
•	On February 1, 2012, the Company completed the acquisition of St. Eugene Mining Corporation Limited (TSXV: SEM). The Company now owns 100 percent of the Amisk Gold Project.
•	Inferred resource base at the Seabee Gold Operation increased 236 percent to 873,400 ounces from 260,100 ounces in National Instrument 43-101 category. The inclusion of the L62 Zone and Santoy Gap deposits into Mineral Reserves and Mineral Resources came only six and nine months after their respective discoveries.

Neil McMillan, President and Chief Executive Officer stated, "Our first quarter production and unit costs were in line with Management's expectations. The Company's plans to expand the mill and deepen the shaft are on track and are expected to play a major role in increasing production and decreasing unit cash costs going forward. For the remainder of the year we will focus on executing on our capital projects while expanding on the exploration success we had in 2011."

Financials

Gold revenue from the Company's Seabee Gold Operation for the three months ended March 31, 2012 increased 21 percent to $16.1 million from $13.3 million reported for the three months ended March 31, 2011.  The increase in gold revenue period over period was attributable to a 19 percent improvement in Canadian dollar gold prices realized (Q1 2012 - $1,681 (U.S. $1,679); Q1 2011 - $1,408 (U.S. $1,428)) and slightly higher gold sales volume (Q1 2012 - 9,547 ounces; Q1 2011 - 9,461 ounces).

For the three months ended March 31, 2012, the Company recorded a net loss of $0.5 million, or $0.00 per share.  This compares to a net profit of $1.8 million, or $0.01 per share, for the three months ended March 31, 2011.  The Company continues to forecast full year unit cash costs similar to 2011 costs of about CDN $900 per ounce.

Total Canadian dollar cash cost per ounce of gold(1) for the first quarter of 2012 increased 34 percent to CDN $1,236 (U.S. $1,234) per ounce from CDN $924 (U.S. $937) during the first quarter of 2011.

The combination of strong average realized gold prices per ounce during the first quarter of 2012 offset by increased mine operating costs, period over period, has contributed to a decrease in operating margins for the Company. During the first quarter of 2012, net cash margin(1) decreased to $445 per ounce from $484 per ounce in the first quarter of 2011.

Seabee Gold Operation

For the three months ended March 31, 2012, Claude milled 66,556 tonnes at a grade of 4.74 grams of gold per tonne (three months ended March 31, 2011 - 50,501 tonnes at 6.20 grams of gold per tonne).

During the first quarter of 2012, produced ounces were relatively unchanged period over period (March 31, 2012 - 9,574 ounces; March 31, 2011 - 9,539 ounces); these results were consistent with Management's guidance for the quarter.  Mill recoveries were relatively unchanged period over period.

Table 1: Seabee Gold Operation Quarterly Production and Cost Statistics
	March 31 2012	March 31 2011

Tonnes Milled	66,556	50,501
Head Grade (grams per tonne)	4.74	6.20
Recovery (%)	94.4	94.8
Gold Produced (ounces)	9,574	9,539
Gold Sold (ounces)	9,547	9,461
Production Costs (CDN$ million)	$11.8	$8.7
Cash Cost per Ounce (CDN$/oz) (1)	$1,236	$924
Cash Cost per Ounce (US$/oz) (1)	$1,234	$937

Exploration Results

Claude continued to advance its exploration and development strategy during the first quarter of 2012.    Exploration at the Seabee Gold Operation focused on expanding and delineating the newly discovered L62 and Santoy Gap deposits and drill testing the Neptune target.  At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. At Madsen, the Company initiated a three-rig, surface and underground drill program.  The program is focused on evaluating the 8 Zone trend, the Austin and McVeigh Tuff, and the Main Madsen Trend.

Outlook

For 2012, forecast gold production at the Seabee Operation is estimated to range from 50,000 to 52,000 ounces of gold.  Unit costs for 2012 are estimated to be similar to 2011.

For the remainder of 2012, the Company will continue to focus on the following:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve unit operating costs at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Expand the scope of the Amisk Gold Project, and complete a preliminary economic assessment; and
v)	Advance surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with continuation of Phase II of underground drilling from the 16th level drill platform.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's first quarter 2012 financial statements and notes (unaudited) can be viewed in the "Investors - Financial Reporting" section of the website www.clauderesources.com. Further information relating to the Company has been filed on SEDAR and may be viewed at www.sedar.com.

Footnote

(1)  For an explanation of non-IFRS performance measures, refer to the "Non-IFRS Performance Measures" section of this MD&A filed on www.sedar.com.

Conference Call and Webcast

We invite you to join our conference call on May 14, 2012 at 11:00 AM Eastern Standard Time (EST). To participate in the conference call please dial 1-888-231-8191.  A replay will be available until May 21, 2012 at 11:59 PM EST by calling 1-416-849-0833 or 1-855-859-2056 and entering the passcode 79151750.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/968321/1039131

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 983,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimates in this Management's Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management's Discussion and Analysis, the Company uses certain terms such as "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 14-MAY-12